

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 9, 2011

via U.S. mail and facsimile

Edward Bernstein, Chief Executive Officer
Propell Corporation
305 San Anselmo Avenue, Suite 300
San Anselmo, CA 94960

> **RE:** **Propell Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **File No. 000-53488**

Dear Mr. Bernstein:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief